UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER
000-27023
CUSIP NUMBER
878379205

(Check One) ☐Form 10-K and Form 10-KSB   ☐ Form 20-F   ☐ Form 11-K
☒Form 10-Q  ☐ Form N-SAR

For Period Ended: _March 31, 2011_________________________________
[    ] Transition Report on Form 10-K
[    ] Transition Report on Form 20-F
[    ] Transition Report on Form 11-K
[    ] Transition Report on Form 10-Q
[    ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I - REGISTRANT INFORMATION

Technest Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

10411 Motor City Drive, Suite 650

Address of Principal Executive Office (Street and Number)

Bethesda, MD 20817

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)
The Company recently announced the acquisition of AccelPath LLC in a current report on Form 8-K filed with the SEC on March 10, 2011 and management resources were dedicated to closing that transaction and the needed integration, which in turn delayed the preparation of the 10-Q.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Shekhar Wadekar                301                      767-2810
(Name)                   (Area Code)        (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The acquistion of AccelPath, LLC is being accounted for as a reverse acquisition.  The Form 10-Q for the period ended March 31, 2011 will include the historical results of operations of AccelPath, LLC combined with the operations of Technest Holdings, Inc. for the period from the date of acquisition through March 31, 2011.

Technest Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2011 By: /s/ Shekhar Wadekar.
Shekhar Wadekar, Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.